March 21, 2018

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4546

Washington, D.C. 20549

Attn: Suzanne Hayes
Chris Edwards

Re: Myovant Sciences Ltd.
Registration Statement on Form S-3
File No. 333-221526

Acceleration Request
Requested Date: Friday, March 23, 2018
Requested Time: 4:00 P.M. Eastern Daylight Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 (File No. 333-221526), as amended (the “Registration Statement”), to become effective on March 23, 2018, at 4:00 p.m. Eastern Daylight Time, or as soon thereafter as is practicable, or at such later time as the Registrant may orally request via telephone call to the staff (the “Staff”). This request for acceleration is subject, however, to your receiving a telephone call prior to such time from Cooley LLP, counsel to the Registrant, confirming this request. The Registrant hereby authorizes each of Kenneth Guernsey, Alison Haggerty and Jason Saxe of Cooley LLP to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Alison Haggerty of Cooley LLP, counsel to the Registrant, at (212) 479-6596, or in her absence, Jason Saxe at (212) 479-6379.

[Signature page follows]

Very truly yours,

Myovant Sciences Ltd.

By:	/s/ Frank Karbe
Frank Karbe
Principal Financial Officer

cc:	Lynn Seely, Myovant Sciences, Inc.

Matthew Lang, Myovant Sciences, Inc.

Kenneth L. Guernsey, Cooley LLP

Alison A. Haggerty, Cooley LLP